Exhibit 99.2

Heritage Commerce Corp Declares Quarterly Cash Dividend of $0.08 Per Share

San Jose, California – October 23, 2008 – Heritage Commerce Corp (Nasdaq:HTBK), today announced that its Board of Directors declared an $0.08 per share quarterly cash dividend. The dividend will be paid on December 10, 2008, to shareholders of record on November 19, 2008.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is an SBA Preferred Lender with Loan Production Offices in Fresno, Sacramento, Oakland and Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

Member FDIC